Exhibit 99.1
Shanda Games Expresses Deep Condolences to Qinghai Earthquake Victims; Game Services Suspended for One Day
Shanghai, China — April 20, 2010 - Shanda Games Limited (“Shanda Games”, or the “Company”) (NASDAQ: GAME), a leading online game developer, operator and publisher in China, today announced that in accordance with a public notice issued by the Chinese government on April 20, 2010, Shanda Games will observe a national day of mourning beginning on April 21, 2010, for victims of earthquake in Qinghai province and suspend game services. Shanda Games will resume its game services on April 22, 2010.
About Shanda Games
Shanda Games Limited (NASDAQ: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online role-playing games (MMORPGs) and advanced casual games in China, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.ShandaGames.com.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to the statements regarding the time of re-commencing Shanda Games’ services, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to that the time of re-commencing Shanda Games’ services may be delayed and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s Registration Statement on form F-1. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Contact
Investors:
Maggie Zhou, Investor Relations Manager
Shanda Games Limited
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@ShandaGames.com